UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Intrabiotics Pharmaceuticals, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  46116T100

         (Date of Event Which Requires Filing of this Statement)

                           October 25, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  / Rule 13d-1(b)
/X / Rule 13d-1(c)
/  / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.:  46116T100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Oscar L. Tang

2.  Check the Appropriate Box if a Member of a Group

         a.
         b. X

3.  SEC Use Only

4.  Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         486,000

6.  Shared Voting Power:
         1,172,000

7.  Sole Dispositive Power:
         486,000

8.  Shared Dispositive Power:
         1,172,000

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         1,658,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares

11. Percent of Class Represented by Amount in Row (9)
         5.6367%

12. Type of Reporting Person
         IN

Item 1(a) Name of Issuer:  Intrabiotics Pharmaceuticals, Inc.

      (b)Address of Issuer's Principal Executive Offices:
         1245 Terra Bella Avenue
         Mt. View, California  94043

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Person:

         Oscar L. Tang
         c/o Reich & Tang Asset Management LLC
         600 Fifth Avenue, 8th Floor
         New York, New York 10020

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  46116T100

Item 3. If this statement is filed pursuant to Rule 13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  /  / Bank as defined in Section 3(a)(6) of the Act,

    (c) / / Insurance Company as defined in Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
              Retirement Income Security Act of 1974 or Endowment
              Fund,

    (g)  /  / Parent Holding Company, in accordance with Rule
              13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  /  / Group, in accordance with Rule 13-d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X /


Item 4.  Ownership.
         (a)  Amount Beneficially Owned:   1,658,000 shares

         (b) Percent of Class:   5.6367%

         (c) 1,172,000 shares with shared power to vote or to direct the vote; 486,000 shares with sole power to vote or to direct the vote; 1,172,000 shares with shared power to dispose or to direct the disposition of; 486,000 shares with the sole power to dispose or direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.
         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.
         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the Parent
         Holding Company.
         N/A

Item 8.  Identification and Classification of Members of the
         Group.
         N/A

Item 9.  Notice of Dissolution of the Group.
         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oscar L. Tang

/s/Oscar L. Tang
Oscar L. Tang

    November 5, 2001

































                                5
02060003.AA2